PRIMERO INCREASES PRODUCTION BY 15% AND LOWERS AISC BY 20% IN 2015; EXPECTS ADDITIONAL COST REDUCTIONS IN 2016
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, January 25, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announces its preliminary fourth quarter and full-year 2015 operating results and provides its 2016 guidance. The Company’s fourth quarter and full-year 2015 financial results will be released on February 18, 2016.

Highlights:

  Record Production Achieved In 2015: Fourth quarter production of 68,155 gold equivalent ounces1 resulted in record annual 2015 production of 259,474 gold equivalent ounces, 15% higher than in 2014 and within the Company’s 2015 production guidance range. Annual gold equivalent production is expected to increase by up to 8% in 2016 to between 260,000 and 280,000 ounces.

  Low Cash Costs and All-In Sustaining Costs: 2015 consolidated total cash costs2,4 are expected to be $637 per gold equivalent ounce with preliminary all-in sustaining costs3,4 of $972 per gold ounce, below the Company’s 2015 guidance range of $640 to $680 per gold equivalent ounce for total cash costs and $1,030 to $1,060 per gold ounce on an all-in sustaining cost basis. Preliminary all-in sustaining costs at the San Dimas mine were notably low at $680 per gold ounce, benefiting from high mill throughput rates well above the 2,500 tonnes per day nameplate capacity and increased by-product silver production versus 2014 due to the inclusion of the Jessica vein.

  Further Cost Reductions Expected in 2016: Primero expects a 10% all-in sustaining cost reduction will be achieved in 2016 compared to 2015 through a combination of increased cost controls and improved economies of scale with higher throughput rates. The Company’s 2016 guidance includes all-in sustaining costs of $850 to $900 per gold ounce, providing competitive positioning amongst gold industry peers.

  Focused 2016 Capital Expenditures: Capital spending in 2016 will focus on core expenditures related to mining operations at San Dimas and Black Fox, and will total $82.4 million including capitalized exploration. Aside from the remaining capital required to complete the 3,000 tonnes per day mill expansion at San Dimas, all capital allocated for expansionary projects has been suspended until metal prices improve.

“We completed 2015 with production momentum, low costs, and financial strength from our two mines in stable Americas-only jurisdictions,” said Joseph F. Conway, Chief Executive Officer. “Although 2015 was a volatile year in the markets we remained focused on delivering our operating plan. We advanced the San Dimas expansion while cutting its estimated capital costs significantly and delivered excellent exploration results across our asset portfolio. We are also well prepared to execute on the planned succession of Ernest Mast to the position of President and Chief Executive Officer and myself to Executive Vice Chairman later this month.”

“Our top priorities in the year ahead are meeting or exceeding operational targets, preserving a strong balance sheet amid a challenging metals price environment and continuing to focus on delivering free cash flow,” said Ernest Mast, President and Chief Operating Officer. “We are particularly focused on completing the expansion of our platform San Dimas asset to 3,000 tonnes per day and continuing to identify productivity opportunities while also ensuring we create a transformational shift in attitude at the mine towards a safety culture committed to a workplace free of accidents. We also will be vigilant in our assessment of the ongoing progress at the Black Fox mine and will act to ensure it is a profitable asset for the Company.”

Low Cost Gold Production in Canada and Mexico

Primero produced 68,155 gold equivalent ounces during the fourth quarter of 2015 (41,371 ounces of gold and 2.32 million ounces of silver from San Dimas, and 17,785 ounces of gold from Black Fox) – resulting in record annual production for the Company of 259,474 gold equivalent ounces in 2015 (151,355 ounces of gold and 8.30 million ounces of silver from San Dimas, and 69,705 ounces of gold from Black Fox), 15% higher than in 2014 and within the Company’s 2015 production guidance range.

The Company was successful at maintaining cost control in the fourth quarter, with preliminary consolidated total cash costs of $613 per gold equivalent ounce and preliminary all-in sustaining costs (“AISC”) of $1,021 per ounce. For the full-year 2015, preliminary consolidated total cash costs were $637 per gold equivalent ounce below the guidance range of between $640 to $680 per gold equivalent ounce, and preliminary AISC of $972 per ounce also below the Company’s 2015 cost guidance range of $1,030 to $1,060 per ounce.

San Dimas exceeded expectations producing 50,370 gold equivalent ounces during the fourth quarter at preliminary cash costs of $535 per gold equivalent ounce and preliminary AISC of $753 per ounce. This resulted in Primero achieving another consecutive record for annual production of 190,139 gold equivalent ounces at preliminary cash costs of $558 per gold equivalent ounce and preliminary AISC of $680 per ounce, well below the 2015 guidance range of $740 to $770 per ounce. 2015 production at San Dimas was notably higher than 2014 as a result of higher throughput related to the ongoing expansion of the mill to 3,000 tonnes per day (“TPD”) and increased availability of the high-grade Jessica vein. Average throughput in 2015 increased by 10% averaging a record 2,721 TPD (based on 365 day availability).

Black Fox produced 17,785 ounces of gold during the fourth quarter at preliminary cash costs of $834 per ounce and preliminary AISC of $1,104 per ounce. Underground throughput increased significantly quarter-over-quarter to an average of 620 tonnes per day. For the full-year 2015, the mine produced 69,705 ounces at preliminary cash costs of $850 per ounce. Preliminary AISC were $1,163 per ounce, in line with the 2015 cost guidance range and a significant decrease compared to 2014. The cost reduction was achieved largely through the achievement of process optimizations following Primero’s re-capitalization efforts in 2014 and early-2015. Average mill throughput increased by 4% in 2015 averaging a record 2,400 TPD (based on 365 day availability).

Primero’s 2016 Focus is on Maintaining a Low Cost Structure and Disciplined Capital Allocation

Primero expects an increase in 2016 production of up to 8% relative to 2015, partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016. The completion of the tailings filter has been delayed due to flooding in southern India which has impacted the timing of equipment delivery. Primero is guiding to between 260,000 and 280,000 gold equivalent ounces in 2016, which includes gold production of 215,000 to 235,000 ounces and 8.5 to 9.5 million ounces of silver. However, the Company expects Q1 2016 production to be lower than the quarterly average due to the implementation of improved safety procedures at San Dimas.

The Company expects to lower its overall spending profile in 2016 by focusing on prudent sustaining capital allocation. Sustaining capital projects have been prioritized given their respective relevance to maintaining production levels and 2016 exploration targets have been identified and prioritized based on potential to influence near-term production. As a result, AISC are expected to decrease by an additional 10% compared to 2015 to between $850 and $900 per gold ounce and total cash costs are expected to be in the range of $570 to $620 per gold equivalent ounce, well below industry averages.

Primero’s 2016 production guidance is summarized in the following table :

Production Guidance	San Dimas	Black Fox	Estimated 2016
Attributable gold equivalent production (gold equivalent ounces)	190,000-200,000	70,000-80,000	260,000-280,000
Gold Production (ounces)	145,000-155,000	70,000-80,000	215,000-235,000
Silver Production (million ounces)	8.5-9.5	N/A	8.5-9.5
Total cash costs (per gold equivalent ounce)	$525-$575	$680-$730	$570-$620
All-in Sustaining Costs (per gold ounce)	$660-$710	$940-$990	$850-$900

Material assumptions used to forecast total cash costs for 2016 include: an average gold price of $1,050 per ounce; an average silver price of $5.16 per ounce (calculated using the silver purchase agreement contract price5 of $4.26 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $14 per ounce); and foreign exchange rates of 1.35 Canadian dollars and 16 Mexican pesos to the US dollar.

2016 Capital Expenditures Reduced But Not Restrictive

Primero has narrowed its 2016 focus to core capital expenditures related to advancing the existing underground mining operations at San Dimas and Black Fox, and as a result the Company expects capital expenditures in 2016 of $82.4 million, which includes capitalized exploration costs of $18.4 million.

Capital Expenditures	Estimated 2016
San Dimas Underground Development	$24.5 million
San Dimas Sustaining Capital	$10.8 million
San Dimas Projects	$12.0 million
San Dimas Sub Total	$47.4 million
Black Fox Underground Development	$9.3 million
Black Fox Sustaining Capital	$4.2 million
Black Fox Projects	$1.2million
Black Fox Sub Total	$14.7 million
Cerro del Gallo Development	$1.9 million
Total	$64.0 million

Capital projects at San Dimas are principally related to the completion of the 3,000 TPD mill expansion, which is expected to increase the mine’s annual production capacity to approximately 215,000 gold equivalent ounces beginning in Q3 2016. The Company is also focused on accessing the recently added mining concessions located adjacent to the original San Dimas concession that are not covered by the silver purchase agreement with Silver Wheaton Caymans Ltd. ("Silver Wheaton"), and as a result capital allocated for underground development is higher than in previous years.

Capital expenditures at Black Fox are principally related to the development of drifts and necessary infrastructure to ramp-up mining rates from the Deep Central Zone.

As a result of the current gold price, and based on the results of the recently completed internal scoping study, the Company has elected not to immediately proceed with the development of the Grey Fox project. The project does not generate a sufficient internal rate of return (“IRR”) to justify the required capital expenditure in the current gold price environment. Expenditures at Grey Fox have therefore been minimized in 2016 and the Company’s principal exploration focus at the Black Fox Complex will be the continued definition and delineation of the Froome deposit and other Froome-style targets located near to existing infrastructure.

Exploration Focused on Adding Near-Term Production Ounces

Primero continues to invest in exploration at both of its mining operations, and has identified and prioritized 2016 exploration targets based on potential to influence near-term production in areas near existing infrastructure. In 2016, the Company is planning total capitalized exploration expenditures of $18.4 million.

Capitalized Exploration Expenditures	Estimated 2016
San Dimas Diamond Drilling	$4.7 million
San Dimas Drifting	$4.8 million
San Dimas Regional Diamond Drilling	$0.4 million
San Dimas Sub Total	$9.1 million
Black Fox Diamond Drilling	$4.4 million
Regional Exploration	$4.5 million
Black Fox Complex Sub Total	$8.9 million
Cerro del Gallo Geology Mapping	$0.4 million
Total	$18.4 million*

*Excludes $4.0 million of expensed exploration expenditures at the Ventanas project.

Similar to previous years, the 2016 exploration program at San Dimas will target high grade mineralization located close to existing infrastructure. However, this year’s program will rely more heavily on drifting as an exploration tool in order to reach highly prospective areas located north of the Jessica vein, northwest towards the Perez vein, and south towards the Verdosa and Camichin veins and the recently added Lechuguilla concession. The goal of the 2016 exploration program includes the full replacement of expected 2016 mining depletion and investing in the Company’s future by advancing towards accessing ore outside of the silver purchase agreement. To this end, the Company expects to spend $4.0 million in expensed exploration at Ventanas for new target identification and approximately 24,000 metres of diamond drilling.

The Company intends to build on its successful 2015 exploration program at Black Fox which included the delineation of Deep Central Zone mineralization down to approximately 800 metres below surface and the discovery of the highly prospective Froome zone to be included in the year-end 2015 resource update. Exploration in 2016 will continue to be focused on exploring Black Fox west of the Deep Central Zone and at depth. The adjacent Froome zone is also a key focus with a delineation program planned, given the promising preliminary results obtained, its location approximately 1 kilometre west of the Black Fox mine and potential to access the zone via underground drifting. Surface activities will seek to explore other Froome-style deposits on existing concessions.

San Dimas Improvements Demonstrate Effectiveness of Capital Allocations

Following the initial re-capitalization of the San Dimas mine in the years immediately following the acquisition in 2010, San Dimas has consistently increased annual production while consistently decreased capital and exploration spending. Production has approximately doubled from 102,224 gold equivalent ounces in 2011 to approximately 195,000 ounces expected in 2016, with annual capital spending including exploration declining year-over-year from $66.4 million in 2013 to $56.5 million expected in 2016.

Production in 2016 is expected to increase modestly over 2015, benefiting from higher mill throughput rates following the completion of the 3,000 TPD mill expansion expected to be complete in Q3 2016. Gold head grades in 2016 are expected to be in line with grades achieved in 2015, with some improvement expected through the year as the mine works to decrease dilution as a critical part of achieving improved process efficiencies. Silver by-product production and by extension associated by-product credits will be elevated in 2016 as a greater proportion of mine production is sourced from the high-grade Jessica vein.

Primero continues to advance initiatives at San Dimas aimed at increasing long-term operational efficiencies and profit margin. These include achievement of commercial haulage rates through the Sinaloa Graben-Central Block haulage loop in Q1 2016 and implementation of improved mining techniques with an emphasis on safety. San Dimas is also focused on increasing long-hole mining to 40% contribution using high production 2 x 12 hour shifts and developing areas outside the original San Dimas concessions.

Ensuring the Viability of the Black Fox Mine

Primero remains committed to the Black Fox Complex and aims to achieve profits from the mine in 2016 at current gold prices. This commitment includes continued investment in the mine to develop areas in the Deep Central Zone. The contribution of ore from the Deep Central Zone increases throughout 2016 and a mining rate of approximately 850 TPD is expected in Q4 2016. Exploration is focused west of the Deep Central Zone, at depth and locally within the concession at significantly reduced levels relative to 2014 and 2015. The goal of the 2016 exploration program at Black Fox is 100% replacement of expected mining depletion.

The Company believes that at a gold price of $1,050 per ounce the mine is operating at a cash-flow neutral state and should the gold price remain below the $1,050 level for an extended period, the Company will assess all options regarding the future of the site. Additionally, the Company has decided not to advance the Grey Fox project and will wait for a more positive gold price environment before investing the capital required for its development. The Company’s focus will move to delineating the Froome deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017. The current Black Fox stockpile is projected to be depleted during Q3 2017.

Conference Call Details

Primero plans to release its fourth quarter and full-year 2015 financial results before the market opens on Thursday, February 18, 2016. A conference call will also be held on the same day at 10:00 am ET to discuss these results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 5647764.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/7214.

A recorded playback of the third quarter 2015 results call will be available until May 19, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 5647764.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2015 was 257:1 based on the average realized prices of $1,092 per ounce of gold and $4.24 per ounce of silver. The ratio for full-year 2015 was 215:1 based on the average realized prices of $1,150 per ounce of gold and $5.34 per ounce of silver. The ratio used for the 2016 guidance projection is 204:1 based on estimated average prices of $1,050 per ounce of gold and $5.16 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s Q3 2015 Management Discussion & Analysis (“MD&A”) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s Q3 2015 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) The preliminary cash cost information provided in this news release is approximate and may differ from the final results included in the Company’s 2015 annual audited financial statements and MD&A.

(5) According to the silver purchase agreement between the Company and Silver Wheaton, until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.26 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s total cash costs for the fourth quarter and year-end of 2015; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Company’s intentions and expectations respecting the expansion of San Dimas’ production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2016; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.